MVP Kids Media, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MVP Kids Media, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 22, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,609	902
Accounts Receivable	26,031	848
Inventory	422,503	415,641
Total Current Assets	450,143	417,391
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	43,335	62,873
Right of Use Asset: Commercial Lease	109,499	149,566
Intangible Assets: Trademark	13,855	29,886
Security Deposits	24,379	8,659
Total Non-Current Assets	191,068	250,983
TOTAL ASSETS	641,212	668,375
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	172,468	182,578
Short Term Lease Liability	47,392	44,071
Due to Related Parties	40,301	242,954
Notes Payable - Current Portion	7,452	6,792
Convertible Note - Related Party	-	175,000
Accrued Interest -Related Party Convertible Note	-	19,461
Total Current Liabilities	267,613	670,856
Long-term Liabilities		
Long-Term Lease Liability	77,551	124,944
Notes Payable - Long Term Portion	60,846	68,298
Total Long-Term Liabilities	138,397	193,242
TOTAL LIABILITIES	406,010	864,098
Commitments and Contingencies (Note 4)		
EQUITY		
Member's Contributions	2,195,367	1,668,072
Accumulated Deficit	(1,960,165)	(1,863,796)
Total Equity	235,202	(195,724)
TOTAL LIABILITIES AND EQUITY	641,212	668,375

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	60,332	53,871
Cost of Revenue	22,793	21,078
Gross Profit	37,539	32,794
Operating Expenses		
Advertising and Marketing	4,706	16,599
General and Administrative	66,426	16,389
Rent and Lease	38,775	69,667
Depreciation	4,618	4,618
Total Operating Expenses	114,525	107,273
Operating Income (loss)	(76,986)	(74,479)
Other Income		
Other	860	5,606
Total Other Income	860	5,606
Other Expense		
Interest Expense	20,243	37,126
Other	-	8,579
Total Other Expense	20,243	45,705
Earnings Before Income Taxes	(96,369)	(114,578)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(96,369)	(114,578)

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2023	1,687,745	(1,749,218)	(61,473)
Capital Distributions	(19,673)	-	(19,673)
Net Income (Loss)	-	(114,578)	(114,578)
Ending Balance 12/31/2023	1,668,072	(1,863,796)	(195,724)
Capital Contributions	534,661	-	534,661
Capital Distributions	(7,366)	-	(7,366)
Net Income (Loss)	-	(96,369)	(96,369)
Ending Balance 12/31/2024	2,195,367	(1,960,165)	235,202

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(96,369)	(114,578)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,618	4,618
Accounts Receivable	(25,184)	134,265
Inventory	(6,862)	36,594
Accounts Payable and Accrued Expenses	(10,110)	(233,666)
Accrued Interest	(19,461)	9,531
Operating Lease Liability	(4,005)	19,449
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(61,004)	(29,209)
Net Cash provided by (used in) Operating Activities	(157,372)	(143,787)
INVESTING ACTIVITIES		
Fixed Assets	14,920	14,920
Trademarks	16,031	(29,886)
Security Deposits	(15,720)	-
Net Cash provided by (used by) Investing Activities	15,230	(14,966)
FINANCING ACTIVITIES		
Repayments of Notes Payables	(6,792)	(8,944)
Proceeds from/(Repayments of) Related Party Payables	(202,654)	178,538
Contribution of Capital, net of Convertible Note Conversion	359,661	-
Distribution of Capital	(7,366)	(19,673)
Net Cash provided by (used in) Financing Activities	142,849	149,921
Cash at the beginning of period	902	9,734
Net Cash increase (decrease) for period	707	(8,832)
Cash at end of period	1,609	902

MVP Kids Media, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MVP Kids Media, Inc. (the "Company") operated as an Arizona Limited Liability Company from July 2016 until September 1, 2022. It converted to a Delaware C Corp September 1, 2022. The Company has been formed to profitably create, produce, market, and distribute entertainment and education materials through all types of media with the common purpose of helping raise Real MVPs through inspiring character development in kids.

The Company is planning to conduct a.crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. The Company has experienced almost no returns, so does not recognize a liability for expected returns.

Concentration of Revenue

The Company has one customer accounting for 75% of revenue in 2023 and 86% in 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Furniture	5	3,318	(2,399)	-	919
Equipment	5	82,547	(44,860)	-	37,687
Leasehold Improvements	5	11,822	(7,093)	-	4,729
Grand Total	-	97,687	(54,352)	-	43,335

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $422,503 as of December 31st, 2024, consisting of finished goods. Inventory is stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its 2024 tax returns as of the date of these financials and is in the process of doing so.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO has loaned the Company money on occasion to keep the Company moving forward. The net amount that the Company owed the CEO as of December 31st, 2023, was $240,954. As of September 2024, the CEO converted $250,000 of the net amount owed into equity in the Company. The net amount that the Company owed the CEO as of December 31st, 2024, was $36,601. The amount does not accrue interest and is due on demand.

The Company pays a related party entity a 6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products. The related party entity is a separate entity and is owned by many of the same shareholders as the Company. The related party has the same number of A and B Shares as the Company and in the same ratio as the Company's A and B Shareholders. The majority voting control of this related party entity is held by the CEO of the Company. The Company had a related party payable of $3,700 and $2,000 as of December 31st, 2024 and 2023, respectively. The balance does not accrue any interest and is due on demand.

The Company received a convertible $125,000 bridge loan in April 2022 and an additional $50,000 convertible bridge loan in July 2022 from one of its shareholders. The convertible note balance as of December 31, 2023 was $175,000 principal plus accrued interest of $19,462. The entire principal and accrued interest as of September 2024, plus conversion premiums related to the note were converted into equity of the Company. The note and accrued interest balance as of December 31, 2024, are zero.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Leases</u>

The Company entered into a lease agreement on July 29, 2021, for premises located at 650 E. Redwood Place, Suite 3, Chandler, AZ 85286, with a leasable area of approximately 3,113 square feet. The lease term is sixty-six months commencing upon completion of the landlord's work and receipt of a certificate of occupancy, estimated to be on or before January 1, 2022. Upon signing, the Company paid a $1,000 non-refundable deposit, which was applied toward a $4,062 security deposit due thirty days prior to commencement, along with the first month's minimum rent of $4,062, estimated additional rent of $454, and estimated rent tax of $81, for a total initial payment of $8,659. Rent includes minimum rent, common area charges, property taxes, insurance, municipal rent taxes, and utility charges paid by the landlord. The premises are to be used for general office use and warehouse space for children's entertainment and educational materials.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

	Year Ended
Lease expense	**31-Dec-24**
Operating lease expense	139,765
Total	139,765

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	124,320
ROU assets obtained in exchange for new operating lease liabilities	224,327
Weighted-average remaining lease term in years for operating leases	2.49
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	**Operating**
2025-12	51,858
2026-12	53,154
2027-12	26,904
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	131,916
Less: present value discount	(6,972)
Total lease liabilities	124,944

NOTE 5 – LIABILITIES AND DEBT

In 2020, the Company received a $26,700 SBA loan with a 3.75% interest rate to be repaid on a monthly basis beginning October 2023 with a maturity date of May 2050. The remaining balance of this loan was $26,700 as of December 31, 2023 and December 31, 2024.

The Company received $124,577 of Payroll Protection Plan funds, of which $76,253 were later deemed by the SBA to be non-forgivable. The interest rate on this debt is 1.0% with payments beginning during 2021 and with a maturity date in 2030. The remaining balance of this loan was $48,390 as of December 31, 2023. The remaining balance of this loan was $41,598 as of December 31, 2024.

Debt Summary

				For the Year Ended December 2024			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Due to Related Party 1	36,601	None	On Demand	36,601	-	36,601	-
Due to Related Party 2	3,700	None	On Demand	3,700	-	3,700	-
SBA Loan	26,700	3.75%	2050	-	26,700	26,700	-
Payroll Protection Plan Loan	124,577	1%	2030	7,452	34,146	41,598	-
Total				**47,753**	**60,846**	**108,599**	**-**

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	47,753
2026	7,452
2027	7,452

2028	7,452
2029	7,452
Thereafter	31,038

NOTE 6 – EQUITY

The total number of shares of all classes of capital stock that the corporation is authorized to issue is 7,500,000 shares of common stock consisting of the following.

The Company has authorized 500,000 Class A Voting Common Shares. 500,000 Class A Voting Common Shares were issued and outstanding as of 2024. Class A Voting Common Shares have two votes per Share.

The Company has authorized 3,000,000 Class B Voting Common Shares. 1,768,450 Class B Voting Common Shares were issued and outstanding as of 2024. Class B Voting Common Shares have one vote per Share.

The Company has authorized 4,000,000 Class C Non-Voting Common Shares. 2,667,755 Class C Non-Voting Common Shares were issued and outstanding as of 2024. Class C Non-Voting Common Shares are non-voting Shares.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 22, 2025, the date these financial statements were available to be issued.

The Company amended its articles of incorporation. The total number of shares of all classes of capital stock that the corporation is authorized to issue is 9,000,000 shares of common stock, consisting of (a) 500,000 shares of Class A Voting Common Stock, par value of $0.00001 per share, (b) 3,500,000 shares of Class B Voting Common Stock, par value of $0.00001 per share, and (c) 5,000,000 shares of Class C Non-Voting Common Stock, par value of $0.00001 per share.

Founders loaned the Company an additional $80,500 in 2025. The balance does not accrue interest and is due on demand.

The Company received an investment of $15,000 in exchange for 15,000 shares of Class B Voting Common Stock and 15,000 of Class C Non-Voting Common Stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.